

Mail Stop 4631

November 10, 2009

Mr. Hon Wan Chan
Sino Clean Energy Inc.
Room 2205, Suite A, Zhengxin Building
No. 5 Gaoxin 1st Road, Gao Xin District
Xi'an, Shaanxi Province
People's Republic of China

      RE: Sino Clean Energy Inc.
             Form 10-K for the fiscal year ended December 31, 2008
             Filed April 3, 2009
             File #0-51753

Dear Mr. Chan:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

                    Sincerely,

                    John Cash
                    Accounting Branch Chief